SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    Form 11-K
                                  ANNUAL REPORT



                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



      (Mark One):
      ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE  SECURITIES
X     EXCHANGE ACT OF 1934.
----
      For the fiscal year ended       December 31, 1997
                                   ------------------------------
                                       OR

      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
----
      For the transition period from            to
                                     ----------    --------------
      Commission file number       1-6047
                              ----------------------

                           METROPOLITAN EDISON COMPANY
               EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                              2800 Pottsville Pike
                             Reading, PA 19640-0001

              (Full Title of the Plan and the Address of the Plan)


                                    GPU, INC.
                               310 Madison Avenue
                            Morristown, NJ 07962-1957



             (Name of Issuer of the securities held pursuant to the
               Plan and address of its principal executive office)

                           METROPOLITAN EDISON COMPANY
               EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

                          INDEX OF FINANCIAL STATEMENTS
                                     -------


                                                                        Pages
                                                                        -----


Independent Auditor's Report                                               2

Financial Statements:
   Statements of Net Assets Available for Plan
        Benefits as of December 31, 1997 and 1996                          3

   Statements of Changes in Net Assets Available
        for Plan Benefits for the years ended
        December 31, 1997 and 1996                                         4

   Notes to Financial Statements                                        5-15

                          INDEPENDENT AUDITOR'S REPORT



To the Administrative Committee of the
Metropolitan Edison Company Employee
Savings Plan for Bargaining Unit Employees:

I have audited the accompanying statements of net assets available for plan benefits of Metropolitan Edison Company Employee Savings Plan for Bargaining Unit Employees (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.



105 North 22nd Street
Philadelphia, Pennsylvania
May 29, 1998

                           METROPOLITAN EDISON COMPANY
               EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

                            STATEMENTS OF NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                           December 31, 1997 and 1996
                                     -------




                                                1997               1996
                                                ----               ----

Investments in GPU Companies
     Master Savings Plan Trust
     at fair value                           $60,608,381        $49,073,507

Participant loans receivable                   1,414,174          1,314,193
                                              ----------         ----------

Net assets available for plan
     benefits                                $62,022,555        $50,387,700
                                              ==========         ==========
























                     The accompanying notes are an integral
                       part of the financial statements.
                                        3

                           METROPOLITAN EDISON COMPANY
               EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

                       STATEMENTS OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                 for the years ended December 31, 1997 and 1996
                                     -------




                                                    1997             1996
                                                    ----             ----

Balances, beginning of year                     $50,387,700      $44,982,206
                                                 ----------       ----------

Increases:
   Contributions:
     Employee                                     3,628,992        3,733,450
     Employer                                       874,500          900,179

   Transfers from affiliated
     pension plans                                2,127,651          638,677

   Interest on loans                                101,728           88,626

   Net investment gain in GPU
      Companies Master
      Savings Plan Trust                          7,921,944        4,382,075
                                                 ----------       ----------

                                                 14,654,815        9,743,007
                                                 ----------        ---------

Decreases:
   Distributions and withdrawals                  2,618,555        4,334,296

   Transfers to affiliated
     savings plans                                  401,405            3,217
                                                 ----------       ----------

                                                  3,019,960        4,337,513

Balances, end of year                           $62,022,555      $50,387,700
                                                 ==========       ==========





                     The accompanying notes are an integral
                        part of the financial statements
                                        4

                           METROPOLITAN EDISON COMPANY
               EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS
                                     -------


1.   General Description of the Plan:
     --------------------------------

     The following description of the Metropolitan Edison Company Employee Savings Plan for Bargaining Unit Employees ("Plan") provides only general information on the provisions of the Plan in effect on December 31, 1997. Participants should refer to the Benefits Handbook, Plan document, and prospectus for a more complete description of the Plan's provisions.

           General:
           --------

     The Plan is a defined contribution plan. In general, all bargaining employees of Metropolitan Edison Company ("Company") are eligible to participate in the Plan if he/she is employed on a full-time basis or if the employee has completed at least 1,000 hours of service in a consecutive twelve month period.

     The Plan is intended to qualify as a cash or deferred profit sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company generally absorbs all administrative costs of the Plan, except for certain trust administration costs which are paid out of plan assets held in the trust. A participant is eligible to transfer his account to an affiliated savings plan upon a change in his employment status.

     The Plan contains additional employer contribution and employee savings features. Participants may "rollover" distributions received from other qualified plans to the Savings Plan.

     During the year, the Company approved a change in the Plan's trustee from Fidelity Investments to State Street Bank and Trust Company. As of December 31, 1997, this change had not been implemented.





                                    Continued
                                        5

                    NOTES TO FINANCIAL STATEMENTS, Continued
                                     -------


1.   General Description of the Plan, continued:
     --------------------------------

           Contributions:
           --------------

     The Plan provides two contribution options to a participant. Subject to certain limitations set forth in the Plan, the participant may elect (1) to have his base compensation reduced by an amount equal to any whole percentage (before-tax 401(k) contributions) which is contributed on behalf of the employee by the Company; and/or (2) to contribute by payroll deduction any whole percentage of base compensation (after-tax).

           Matching Program:
           -----------------

     The Company provides a matching contribution to the Plan on behalf of each participant in an amount equal to 50% of a participant's aggregate contributions up to 4% of the participant's base compensation.

           Investment Funds:
           -----------------

     Participants may elect to have their Plan accounts invested in one or more of the following eleven investment options:

      - Units of interest in an "Interest Income Fund," managed by Fidelity Management Trust Company, the assets of which are invested primarily in contracts issued by insurance companies, banks or other financial institutions, and which have the objective of obtaining a relatively stable level of current income consistent with the preservation of capital and a high degree of liquidity.

      - Shares of the Fidelity Intermediate Bond Fund, a mutual fund, to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of obtaining the highest level of income consistent with the preservation of capital over the long term.

      - Shares of the Fidelity Puritan Fund, a mutual fund, to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of obtaining a balance between capital appreciation, preservation of capital and generation of income.

                                    Continued
                                        6

                    NOTES TO FINANCIAL STATEMENTS, Continued
                                     -------


1.   General Description of the Plan, continued:
     --------------------------------

         Investment Funds, continued:
         -----------------

      - Shares of the Fidelity Retirement Growth Fund, a mutual fund, to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of providing the opportunity for significant capital appreciation.

      -  Shares of GPU, Inc. ("GPU") stock fund.

      - Shares of the Fidelity U.S. Equity Index Commingled Pool Fund ("Fidelity S&P 500 Index Fund"), a commingled pool, to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of providing investment results that correspond to the total return of the Standard & Poor's Index, a U.S. equity index made up of 500 equity securities (stocks).

      - Shares of the Fidelity OTC Portfolio Fund, a mutual fund, to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of seeking long-term capital appreciation by investing in securities that are traded in the over-the-counter (OTC) securities market.

      - Shares of the Fidelity Overseas Fund, a mutual fund, to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of seeking long-term capital appreciation, primarily through investments in foreign securities.

      - Shares of the Fidelity Asset Manager: Income Fund, a mutual fund, to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of investing in domestic and foreign bonds (including emerging markets) and short term instruments for income, but also allows for some investment in stocks for their potential to grow and keep pace with inflation.




                                    Continued
                                        7

                    NOTES TO FINANCIAL STATEMENTS, Continued
                                     -------


1.   General Description of the Plan, continued:
     --------------------------------

         Investment Funds, continued:
         -----------------

     - Shares of the Fidelity Asset Manager Fund, a mutual fund, to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of seeking a high total return with reduced risk over the long term. Asset Manager invests in stocks, bonds and short term instruments, both domestic and foreign.

     - Shares of the Fidelity Asset Manager: Growth Fund, a mutual fund, to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of investing in domestic and foreign stocks (including emerging markets), and bonds for growth and income, but also allows for some investment in short-term instruments.

            Employee Participation in the Plan:
            -----------------------------------

     The number of participating employees with account balances invested in each investment option at December 31, 1997 and 1996 was as follows:

                                                              1997         1996
                                                              ----         ----

        Interest Income Fund                                   653          673
        Fidelity Intermediate Bond Fund                        155          172
        Fidelity Puritan Fund                                  669          655
        Fidelity Retirement Growth Fund                        669          685
        GPU Stock Fund                                         218          223
        Fidelity U.S. Equity Index Fund                        184           99
        Fidelity OTC Portfolio Fund                            204          119
        Fidelity Overseas Fund                                 107           57
        Fidelity Asset Manager Income Fund                      17           11
        Fidelity Asset Manager Fund                             36           19
        Fidelity Asset Manager Growth Fund                      58           29

     The total number of participants in the Plan at December 31, 1997 and 1996 was 1,329 and 1,320, respectively, which was less than the sum of the number of participants shown in the schedule above because many participants were participating in more than one option.

                                    Continued
                                        8

                                     -------


1.   General Description of the Plan, continued:
     --------------------------------

            Participant Accounts:
            ---------------------

     Each participant's account is credited with the participant's own contributions and with the matching contributions made by the Company with respect to the participant's contributions. Each account maintained for a participant also reflects the number of shares of each mutual fund, the number of shares of GPU stock, and the number of units of interest in the Interest Income Fund, in which the balance of that account is invested. All income, gain or loss attributable to the investment of the balance of any account maintained for a participant is credited or charged to that account.

            Vesting:
            --------

     Participants are 100% vested at all times in their Plan accounts.

            Distributions and Withdrawals:
            ------------------------------

     A participant's Plan account balances become distributable upon termination of the participant's employment. Distributions of account balances in excess of $3,500 may be deferred, at the participant's election, up to age 70 1/2. If distribution of a participant's account balance has not otherwise begun, it must begin by April 1st following the year in which the participant attained the age 70 1/2. Distributions generally are in the form of a single lump sum payment. The Plan permits withdrawals of account balances in the event of financial hardship or disability as defined in the Plan. A complete description of the Plan's terms and conditions for employee distributions and withdrawals can be found in the Plan document.

            Loans to Participants:
            ----------------------

     The Plan provides that loans may be made to a participant from the participant's account balance subject to certain conditions. The minimum amount of each loan is $1,000 with the maximum being $50,000, or certain lesser amounts as

                                    Continued
                                        9

                                     -------


1.    General Description of the Plan, continued:
      -------------------------------------------

            Loans to Participants, continued:
            ---------------------------------

     described   in  the  Plan.   Interest  on  the  loan  is  credited  to  the
     participant's account. The rate is determined periodically by the Administrative Committee, based on current commercial rates. The interest rates for loans in excess of four years and ten months were 7.82% and 8.75%, and the interest rates for loans four years and ten months or less were 7.87% and 9.75% at December 31, 1997 and 1996, respectively.

            Plan Termination:
            -----------------

     The Company reserves the right at any time to modify, suspend, amend or terminate the Plan. However, the Company cannot do so in such a manner that would cause or permit any part of the Plan's assets to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries.

2.   Summary of Significant Accounting Policies:
     -------------------------------------------

            Valuation of Investments:
            -------------------------

     The amounts shown herein as the investment in the GPU Companies Master Savings Plan Trust reflect the fair value of the assets held in such Trust and the Plan's relative interest in the Trusts. The Plan's participation is measured at its value at the beginning of the valuation period plus net external cash flow (contributions, distributions, etc.) experienced by the Plan during the valuation period. Investment income, net realized gain
     (loss) on investments and net unrealized appreciation (depreciation) of investments are allocated to each participating plan based upon its accumulated monthly balance for each investment option (see Note 3).

     The net investment gain from the GPU Companies Master Savings Plan Trust for the years ended December 31, 1997 and 1996, respectively, which is presented in the Statement of Changes in Net Assets Available for Plan Benefits, consists of interest and dividend income and the net

                                    Continued
                                       10

                                     -------


2.   Summary of Significant Accounting Policies, continued:
     -------------------------------------------

            Valuation of Investments, continued:
            ------------------------------------

     appreciation (depreciation) in the fair value of investments, which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments in the GPU Companies Master Savings Plan Trust.

            Use of Estimates
            ----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

            Reclassifications
            -----------------

     Certain prior year amounts have been reclassified to conform to fiscal 1997 presentation. These changes had no impact on previously reported net assets.

3.   Investments:
     ------------

     The investments reflected in the December 31, 1997 and 1996 Statements of Net Assets Available for Plan Benefits represent the Plan's 8.26% and 7.94% share, respectively, of total investments held in the GPU System Companies Master Savings Plan Trust at December 31, 1997 and 1996.

     At December 31, 1997 and 1996, the total investments held in the GPU Companies Master Savings Plan Trust are summarized as follows:













                                    Continued
                                       11

                                     -------


3.    Investments continued:
      ----------------------
                                                    1997              1996
                                                    ----              ----
                                                  Fair Value       Fair Value
                                                  ----------       ----------

      Fidelity Retirement Growth Fund           $187,944,826*    $170,592,916*
      Fidelity Puritan Fund                      213,000,893*     172,763,691*
      Fidelity Intermediate Bond Fund             24,702,804       24,489,489
      Interest Income Fund:
         Life of Virginia                          5,799,471        5,464,498
         Canada Life                               6,257,685        6,256,728
         Peoples Security Life                     9,831,298       15,317,929
         Combined Insurance                        3,248,781        3,045,923
         AIG Life ABS & MBS                       10,358,989       19,938,474
         First Allmerica                           9,751,588        9,289,352
         Connecticut General                       7,207,730       16,684,615
         Confederation Life Insurance Co.             -0-           4,966,734
         Fidelity STIF                             7,790,628       20,070,171
         Life Insurance of Georgia                 8,155,428        8,153,122
         Continental Assurance                        -0-           6,269,284
         John Hancock Mutual Life Ins. Co.         5,324,135          -0-
         New York Life                             4,256,998          -0-
         Bankers Trust                             9,719,902        9,581,244
         Prudential Insurance Co.                  6,807,252        6,402,256
         Ohio National                             6,295,852          -0-
         Sun Life of Canada                       18,516,504       17,417,301
         Protective Life                           7,466,054        7,018,846
         Principal Mutual                          3,652,331        3,412,382
         Sunamerica Life Insurance                 4,847,377        9,039,399
         United of Omaha                           6,092,465        6,092,379
         Chase Manhattan - ABS                    10,032,286          -0-
         Deutsche Bank                             4,012,261          -0-
         State Street                              2,955,456          -0-
         CDC Capital                               4,004,470          -0-
         Transamerica Occidental`                  4,994,847          -0-
         Union Bank of Switzerland                 3,265,918          -0-
      GPU Stock Fund                              23,974,703       19,603,697
      U S Equity Index Fund                       42,325,839*      15,918,255
      Fidelity OTC Port. Fund                     39,107,662*      24,964,812
      Fidelity Overseas Fund                      12,710,057        7,383,853
      Fidelity Asset Man.-Income Fund              1,803,399          714,957
      Fidelity Asset Mgr. Fund                     5,002,929        2,944,880
      Fidelity Asset Man.-Growth Fund             12,250,177        4,430,209
                                                 -----------      -----------

         Total investments at fair value        $733,468,995     $618,227,396

         Total investments at cost              $692,066,105     $601,290,770
                                                 ===========      ===========

 * These investments represent 5% or more of the net assets available for benefits.


                                    Continued
                                       12

3.   Investments, Continued:
     -----------------------

Based on participant investment options at December 31, 1997 and 1996, the Plan's investments were allocated as follows:



                                                      1997              1996
                                                      ----              ----
Fidelity Retirement Growth Fund                       28.0%             29.5%
Fidelity Puritan Fund                                 27.0%             27.0%
Fidelity Intermediate Bond Fund                        2.0%              3.0%
Interest Income Fund                                  27.0%             31.5%
GPU Stock                                              4.0%              4.0%
OTC Portfolio Fund                                     4.0%              3.0%
Overseas Fund                                          1.5%              1.0%
Asset Manager - Income Fund                             -  **             -   **
Asset Manager Fund                                     0.5%               -   **
Asset Manager Growth Fund                              1.0%               -   **
Fidelity US Equity Index Fund                          5.0%              1.0%


** Investment option represents less than 0.5% of the total investments.

For the years ended December 31, 1997 and 1996, the changes in the accounts of the GPU Companies Master Savings Plan Trust, respectively, are summarized as follows:


                                               Fidelity                        Fidelity
                                              Retirement      Fidelity       Intermediate    Interest                        OTC
                                             Growth Fund    Puritan Fund       Bond Fund    Income Fund    GPU Stock      Port. Fund
                                             -----------    ------------       ---------    -----------    ---------      ----------

Investments, December 31, 1995              $162,014,335    $152,173,577     $25,474,677   $170,029,247   $17,210,880    $10,444,313
                                             -----------     -----------      ----------    -----------    ----------     ----------

Increases:
   Employee contributions                     14,806,796      12,869,644       2,217,575     12,112,080     1,946,760      1,901,808
   Employer contributions                      4,179,647       3,893,401         731,210      3,408,719       544,652        521,128
   Transfers from affiliated pension plans       103,234         194,668          34,599        334,108        31,601         10,157
   Transfers between investment funds        (11,851,730)     (4,517,535)     (2,872,000)    (1,620,447)     (149,725)     9,168,073
   Interest on loans                             315,705         259,505          46,114        267,447        43,416         43,329
   Net investment gain                        13,581,109      23,216,987         886,358     10,592,465       971,320      3,638,616
                                             -----------     -----------      ----------    -----------    ----------     ----------
                                              21,134,761      35,916,670       1,043,856     25,094,372     3,388,024     15,283,111
                                             -----------     -----------      ----------    -----------    ----------     ----------

Decreases:
   Distributions and withdrawals              12,556,180      15,326,556       2,029,044     20,702,982       995,207        762,612
                                             -----------     -----------      ----------    -----------    ----------     ----------

Investments, December 31, 1996              $170,592,916    $172,763,691     $24,489,489   $174,420,637   $19,603,697    $24,964,812
                                             ===========     ===========      ==========    ===========    ==========     ==========

Increases:
   Employee contributions                     11,535,562      10,786,762       1,541,235      8,892,142     1,553,983      3,049,017
   Employer contributions                      3,402,725       3,429,961         551,828      2,670,995       453,630        845,131
   Transfers from affiliated pension plans     1,737,001       1,740,135         255,273      4,375,189       188,678        622,039
   Transfers between investment funds        (17,811,426)     (1,315,832)     (2,257,784)   (11,440,929)   (2,181,242)     8,330,752
   Interest on loans                             276,249         237,508          32,495        225,043        41,342         64,085
   Net investment gain                        29,586,890      38,564,647       1,779,609     11,260,426     5,935,767      2,791,373
                                             -----------     -----------      ----------    -----------    ----------     ----------
                                              28,727,001      53,443,181       1,902,656     15,982,866     5,992,158     15,702,397
                                             -----------     -----------      ----------    -----------    ----------     ----------
Decreases:
   Distributions and withdrawals              11,375,091      13,205,979       1,689,341     19,757,797     1,621,152      1,559,547
                                             -----------     -----------      ----------    -----------    ----------     ----------
Investments, December 31, 1997              $187,944,826    $213,000,893     $24,702,804   $170,645,706   $23,974,703    $39,107,662
                                             ===========     ===========      ==========    ===========    ==========     ==========

                                       13a



                  NOTES TO THE FINANCIAL STATEMENTS, Continued
                  --------------------------------------------



                                                                                                           Fidelity
                                              Overseas    Asset Manager  Asset Manager    Asset Manager    US Equity
                                                Fund           Fund       Growth Fund      Income Fund    Index Fund       Total
                                             ---------    -------------  ------------     ------------     ----------   ---------

Investments, December 31, 1995              $ 3,802,894    $1,760,779     $ 2,026,570     $  393,831    $ 6,110,598    $551,441,701
                                             ----------     ---------      ----------      ---------      ----------     -----------

Increases:
   Employee contributions                       794,586       253,412         483,951         78,621      1,330,991      48,796,224
   Employer contributions                       217,945        79,128         143,651         28,285        413,680      14,161,446
   Transfers from affiliated pension plans            0        11,674               0              0         10,231         730,272
   Transfers between investment funds         2,344,469       880,123       1,544,711        188,921      6,885,140               0
   Interest on loans                             20,089         3,259          10,091          1,643         14,307       1,024,905
   Net investment gain                          725,000       289,629         490,163         39,119      2,224,677      56,655,443
                                             ----------     ---------      ----------      ---------     ----------     -----------
                                              4,102,089     1,517,225       2,672,567        336,589     10,879,026     121,368,290
                                             ----------     ---------      ----------      ---------      ----------     -----------


Decreases:
   Distributions and withdrawals                521,130       333,124         268,928         15,463      1,071,369      54,582,595
                                             ----------     ---------      ----------      ---------     ----------     -----------

Investments, December 31, 1996              $ 7,383,853    $2,944,880     $ 4,430,209     $  714,957    $15,918,255    $618,227,396
                                             ==========     =========      ==========      =========     ==========     ===========

Increases:
   Employee contributions                     1,126,521       321,601         877,774        127,029      2,527,329      42,338,955
   Employer contributions                       318,430       110,872         269,950         44,294        784,046      12,881,862
   Transfers from affiliated pension plans      273,328       146,239         175,504         38,728        405,177       9,957,291
   Transfers between investment funds         3,318,075     1,199,905       4,639,362        858,401     16,660,718               0
   Interest on loans                             23,168         4,057          18,703          2,770         42,599         968,019
   Net investment gain                          895,221       843,080       2,037,485        152,886      8,062,850     101,910,234
                                             ----------     ---------      ----------      ---------     ----------     -----------
                                              5,954,743     2,625,754       8,018,778      1,224,108     28,482,719     168,056,361
                                             ----------     ---------      ----------      ---------      ----------     -----------


Decreases:
   Distributions and withdrawals                628,539       567,705         198,810        135,666      2,075,135      52,814,762
                                             ----------     ---------      ----------      ---------     ----------     -----------

Investments, December 31, 1997              $12,710,057    $5,002,929     $12,250,177     $1,803,399    $42,325,839    $733,468,995
                                             ==========     =========      ==========      =========     ==========     ===========













                                       13b



                  NOTES TO THE FINANCIAL STATEMENTS, Continued
                  --------------------------------------------



3.   Investments, Continued:

The net investment gain in the GPU Companies Master Savings Plan Trust for the year ended December 31, 1997 was as follows:


                                                Fidelity                        Fidelity
                                               Retirement      Fidelity       Intermediate    Interest                        OTC
                                              Growth Fund    Puritan Fund       Bond Fund    Income Fund    GPU Stock     Port. Fund
                                              -----------    ------------       ---------    -----------    ---------     ----------

Dividends                                    $32,367,031     $16,944,385      $1,558,632    $         0    $1,092,416     $2,671,877
Interest income                                        0               0               0     11,260,426             0              0
Net appreciation (depreciation)
   in fair value of investments               (2,780,141)     21,620,262         220,977              0     4,843,351        119,496
                                              ----------      ----------       ---------     ----------     ---------      ---------

     Net investment gains                    $29,586,890     $38,564,647      $1,779,609    $11,260,426    $5,935,767     $2,791,373
                                              ==========      ==========       =========     ==========     =========      =========


The net investment gain in the GPU Companies Master Savings Plan Trust for the year ended December 31, 1996 was as follows:


                                                Fidelity                        Fidelity
                                               Retirement      Fidelity       Intermediate    Interest                        OTC
                                              Growth Fund    Puritan Fund       Bond Fund    Income Fund    GPU Stock     Port. Fund
                                              -----------    ------------       ---------    -----------    ---------     ----------

Dividends                                    $21,088,711     $20,110,484      $1,688,989    $         0    $1,081,702     $2,597,871
Interest income                                        0               0               0     10,592,465             0              0
Net appreciation (depreciation)
   in fair value of investments               (7,507,602)      3,106,503        (802,631)             0      (110,382)     1,040,745
                                              ----------      ----------       ---------     ----------     ---------      ---------

     Net investment gains                    $13,581,109     $23,216,987      $  886,358    $10,592,465    $  971,320     $3,638,616
                                              ==========      ==========       =========     ==========     =========      =========


The net investment gains in the GPU Companies Master Savings Plan Trust are carried at fair market value. Fair market value of assets held by the Trust are determined as follows:

         Stocks and bonds are valued at their closing market prices on the last business day of the year. Short-term group trust funds (investment through the custodian bank) and insurance contracts are valued at cost plus accrued interest which approximates market.






                                       14a



                  NOTES TO THE FINANCIAL STATEMENTS, Continued
                  --------------------------------------------



3.   Investments, Continued:

The net investment gain in the GPU Companies Master Savings Plan Trust for the year ended December 31, 1997 was as follows:


                                                                                                           Fidelity
                                           Overseas      Asset Manager    Asset Manager   Asset Manager    US Equity
                                             Fund         Income Fund          Fund        Growth Fund     Index Fund     Total
                                           --------      ------------     ------------     -----------     ----------     -----

Dividends                                 $   627,790     $   108,071      $  444,772     $ 1,277,646    $        0    $ 57,092,620
Interest income                                     0               0               0               0             0      11,260,426
Net appreciation (depreciation)
   in fair value of investments               267,431          44,815         398,308         759,839     8,062,850      33,557,188
                                           ----------      ----------       ---------      ----------     ---------     -----------

     Net investment gains                 $   895,221     $   152,886      $  843,080     $ 2,037,485    $8,062,850    $101,910,234
                                           ==========      ==========       =========      ==========     =========     ===========


The net investment gain in the GPU Companies Master Savings Plan Trust for the year ended December 31, 1996 was as follows:


                                                                                                                 Fidelity
                                            Overseas      Asset Manager    Asset Manager   Asset Manager    US Equity
                                              Fund         Income Fund          Fund        Growth Fund     Index Fund     Total
                                            --------      ------------     ------------    ------------     ----------     -----

Dividends                                 $   449,059     $    38,638      $  219,829     $   328,373    $        0    $ 47,603,656
Interest income                                     0               0               0               0             0      10,592,465
Net appreciation (depreciation)
   in fair value of investments               275,941             481          69,800         161,790     2,224,677      (1,540,678)
                                           ----------      ----------       ---------      ----------     ---------     -----------

     Net investment gains                 $   725,000     $    39,119      $  289,629     $   490,163    $2,224,677    $ 56,655,443
                                           ==========      ==========       =========      ==========     =========     ===========


The net investment gains in the GPU Companies Master Savings Plan Trust are carried at fair market value. Fair market value of assets held by the Trust are determined as follows:

         Stocks and bonds are valued at their closing market prices on the last business day of the year. Short-term group trust funds (investment through the custodian bank) and insurance contracts are valued at cost plus accrued interest which approximates market.






                                       14b

                                     -------


4.    Party-In Interest Transactions
      ------------------------------

      Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest.

5.    Tax Status
      ----------

      The Plan obtained its latest determination letter on February 4, 1998, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

                                    GPU, INC.


                           METROPOLITAN EDISON COMPANY
               EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
               ---------------------------------------------------






Signature                                                         Page 2



Consent of Independent Accountant                                 Exhibit 23


Report on Audits of Financial Statements                          Exhibit 28
   for the Years Ended December 31, 1997
   and 1996

                                   SIGNATURES



   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.






                                 GPU, INC.

                                 Metropolitan Edison Company
                                 Employee Savings Plan for Bargaining
                                 Unit Employees




Date:  June 29, 1998             By:  /s/ F.A. Donofrio
                                      -----------------
                                       F. A. Donofrio
                                       Chairman
                                       Administrative Committee














                                        2